900 South Capital of Texas Highway Las Cimas IV, Fifth Floor Austin, TX 78746-5546 PHONE 512.338.5400 FAX 512.338.5499 www.wsgr.com

March 11, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-1 for HomeAway, Inc.

Ladies and Gentlemen:

On behalf of HomeAway, Inc., a Delaware corporation (the “Company”), pursuant to the Securities Act of 1933, as amended (the “Act”), and Regulation S-T promulgated thereunder, we hereby transmit for filing via EDGAR the Company’s Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. The Registration Statement registers shares of the Company’s Common Stock to be offered in an initial public offering. Manually executed signature pages and consents have been signed prior to the time of this electronic filing and will be retained by the Company for five years. Please be advised that the registration fee for the Registration Statement in the amount of $26,703.00 was previously transferred to the Commission’s lockbox depository by federal wire transfer as required by Rule 13(c) of Regulation S-T. Pursuant to Rule 457(o) promulgated under the Act, the Company has computed the registration fee on the basis of the maximum aggregate offering price.

We respectfully request that you provide us with a letter of comments (if any) regarding the Registration Statement at your earliest convenience.

Pursuant to Rule 461(a) promulgated under the Act, the Company and the managing underwriters named in the section “Underwriters” of the prospectus included within the Registration Statement hereby notify you that the Company and the managing underwriters intend to request acceleration of effectiveness of the Registration Statement orally and that the Company and the managing underwriters are aware of their respective obligations under the Act.

If you should have any questions regarding the above or the Registration Statement, please do not hesitate to call the undersigned at (512) 338-5401. We look forward to hearing from you soon.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI, Professional Corporation

/s/ Paul R. Tobias
Paul R. Tobias

cc:	Brian H. Sharples

HomeAway, Inc.

Lynn Atchison

HomeAway, Inc.

Melissa Frugé

HomeAway, Inc.

Paul E. Hurdlow

DLA Piper LLP (US)

AUSTIN         NEW YORK         PALO ALTO         SAN DIEGO         SAN FRANCISCO         SEATTLE         SHANGHAI         WASHINGTON, D.C.